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                                October 6, 1995

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                   The Columbia Gas System, Inc. ("Columbia")

                                File No. 70-7903

Gentlemen:

        In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated September 20, 1991, June 11, 1993 and September 12, 1994 ("the Orders") authorizing transactions, as more fully described in the Application-Declaration, as amended (the "Application"), the undersigned hereby certifies to the Commission that under an Amended and Restated Secured Revolving Credit Agreement dated September 15, 1994 authorized by Order of the Commission dated September 12, 1994, there are four letters of credit outstanding at September 30, 1995 in the aggregate amount of $13,426,000.00.

        The undersigned further certifies that the above-mentioned transactions have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, as amended, filed by Columbia with the Commission and the Orders of the Commission with respect thereto.

                                        Very truly yours,

                                        THE COLUMBIA GAS SYSTEM, INC.



                                        By:          L. J. Bainter
                                           -----------------------------------
                                                 L. J. Bainter, Treasurer